Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Leisure Acquisition Corp. (the “Company”) on Amendment No. 4 to Form S-1, File No. 333-221330 of our report dated October 2, 2017 (except for Note 8 as to which the date is November 28, 2017), which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Leisure Acquisition Corp. as of September 25, 2017 and for the period from September 11, 2017 (inception) through September 25, 2017, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

December 1, 2017